Mail Stop 4561

March 1, 2006

Mr. Nicholas Csendes
President and Chief Executive Officer
Ansoft Corp
4 Station Square
Suite 200
Pittsburgh, Pennsylvania 15219

> **Re:  Ansoft Corp.**
> **Form 10-K for Fiscal Year Ended April 30, 2005**
> **Filed June 7, 2005**
> **Form 10-Q For Fiscal Quarter Ended October 31, 2005**
> **Filed November 18, 2005**
> **Form 10-Q For Fiscal Quarter Ended July 31, 2005**
> **Filed August 19, 2005**
> **Form 8-K Filed November 16, 2005**
> **Form 8-K Filed February 16, 2006**
> **File No. 0-27874**

Dear Mr. Csendes:

We have reviewed your response of February 10, 2006 to our letter of February 2, 2006 on the above referenced filings and have the following additional comment.  Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Nicholas Csendes
Ansoft Corp.
March 1, 2006

Form 8-K Filed February 16, 2006

1. We have reviewed your response to our letter of February 2, 2006
   discussing your reasons for using non-GAAP information in reporting and
   analyzing Ansoft's quarterly operating results. We have also reviewed the
   disclosures in the Form 8-K dated February 16, 2006 which includes
   financial information for the quarterly period ended January 31, 2006.
   Based on our review, the non-GAAP presentation included in your Form
   8-K appears to be deficient in the following respects:

   - You do not explain why it is meaningful or useful to include the
     revenue stream from an acquired entity but exclude material costs
     related to and resulting from that acquisition. In this regard, it is not
     clear why the difficulty you have measuring performance due to
     acquisition related amortization is not also applicable to revenue
     resulting from those acquisitions;

   - You indicate that the measure provides insight into your "core
     operations", but you do not define "core operations";

   - While you indicate that the measure helps you compare your
     performance to that of your competitors, you provide no information
     to support the assertion that such measures are, in fact, comparable;

   - You do not identify the material limitations associated with the use of
     the non-GAAP measure;

   - You do not explain how you compensate for the identified limitations
     when using the non-GAAP financial measure;

   As the non-GAAP measure excludes items which are considered recurring in
   nature, you must meet the burden of demonstrating the usefulness of the
   measure and clearly disclose why the non-GAAP measure is useful when
   these items are excluded.

   As appropriate, please amend your filing and respond to this comment within
   10 business days or tell us when you will provide us with a response. Please
   submit all correspondence and supplemental materials on EDGAR as required by
   Rule 101 of Regulation S-T. You may wish to provide us with marked copies of
   any amendment to expedite our review. Please furnish a cover letter with any
   amendment that keys your responses to our comments and provides any requested
   information. Detailed cover letters greatly facilitate our review. Please

Mr. Nicholas Csendes
Ansoft Corp.
March 1, 2006

understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Sherri Bowen at (202) 551-3681 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.  You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief